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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Barakett, Timothy R.		Price Communications Corporation (NYSE: PR)
	c/o Atticus Capital, L.L.C. 152 West 57th Street, 45th Floor	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			November 14, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, NY 10019 (City) (State) (Zip)		☐	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock, $0.01 par value per share ("Common Stock")		11/14/02				J (Nt 2)			(110,840)	J (Nt 2)	N/A		10,160,860		I		See Note 1

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	N/A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Explanation of Responses:

Note 1: The Reporting Person is the Chairman and Chief Executive Officer of Atticus Capital, L.L.C., a Delaware limited liability company ("Atticus Capital"), and Atticus Management, Ltd., an international business company organized under the laws of the British Virgin Islands ("Atticus Management"). Atticus Capital and Atticus Management, together with certain of their affiliated entities (collectively, the "Atticus Entities") act as advisers for various investment funds (the "Funds") and managed accounts (the "Accounts"). Based on his relationship with the Atticus Entities, the Reporting Person is deemed to be a beneficial owner of the Common Stock owned by the Funds and Accounts for purposes of Rule 16a-1(a)(1) under the Securities Exchange Act of 1934. Mr. Barakett disclaims beneficial ownership within the meaning of Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 in the Common Stock owned by the Funds and the Accounts except to the extent, if any, of his pecuniary interest therein.

Note 2: The beneficial ownership of the Reporting Person decreased by 110,840 shares of Common Stock upon an in-kind distribution of such shares of Common Stock in connection with a redemption in one of the entities over which the Reporting Person has investment discretion. The distribution has not resulted in any change in the Reporting Person's pecuniary interest.

/s/ Timothy R. Barakett	November 15, 2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.